UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934



                         Goodrich Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   382410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ( ) Rule 13d-1(b)

         (x) Rule 13d-1(c)

         ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  896106101
          -----------


     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
              Michael D. Fulton & Katheryn E. Cole
              I.R.S. No. ###-##-#### & ###-##-####

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
              (a) ( )
              (b) ( )

     3.  SEC Use Only

     4.  Citizenship or Place of Organization
              United States of America


Number of Shares Beneficially Owned by Each Reporting Person With:

          5.   Sole Voting Power
                  0

          6.   Shared Voting Power
                  526,212

          7.   Sole Dispositive Power
                  0

          8.   Shared Dispositive Power
                  526,212

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
             526,212

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             ( )

     11. Percent of Class Represented by Amount in Row (11)
             8.9

     12. Type of Reporting Person (See Instructions)
             IN


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                                  SCHEDULE 13G

     This Schedule 13G is filed on behalf of Michael D. Fulton and Katheryn E. Cole

Item 1.

     (a) Name of Issuer
              Goodrich Petroleum Corporation

     (b) Address of Issuer's Principal Executive Offices
              815 Walker Street, Suite 1040
              Houston, Texas 77002

Item 2.

     (a) Name of Person Filing
              Michael D. Fulton and Katheryn E. Cole

     (b) Address of Principal Business Office or, if none, Residence 6328 NE 194th Street
              Kenmore, WA 98028

     (c) Citizenship
              United States of America

     (d) Title of Class of Securities
              Common Stock, par value $.20 per share

     (e) CUSIP Number
              382410 10 8

Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a: N/A

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C.
               78o);
     (b) ( ) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) ( ) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) ( ) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) ( ) A parent holding company or control person   in   accordance   with
               ss.240.13d-1(b)(1)(ii)(G);

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     (h) ( ) A savings  association  as  defined in Section 3(b) of the  Federal
               Deposit  Insurance  Act (12  U.S.C.  1813);
     (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) ( ) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned: 526,212*

     (b) Percent of class: 8.9

     (c) Number of shares as to which each person has:
          (i)   Sole power to vote or to direct the vote:  0
          (ii)  Shared power to vote or to direct the vote: 526,212
          (iii) Sole power to dispose or to direct the disposition of: 0
          (iv)  Shared power to dispose or to direct the disposition of: 526,212

* Such 526,212  shares of Common Stock  includes:  (i) 204,196  shares of Common
Stock issuable upon conversion of $817,152 of Convertible Notes issued by Goodrich Petroleum Company LLC; (ii) 102,005 shares of Common Stock issuable upon conversion of $204,102 of Preferred Units issued by Goodrich Petroleum Company, LLC; (iii) 20,001 shares of Common Stock issuable upon exercise of 20,001 Warrants issued in connection with the the purchase of the Preferred Units; (iv) 200,010 shares of Common Stock issuable upon exercise of 200,010 Warrants issued in connection with the Convertible Notes; and (v) 22,300 shares of Common Stock issuable upon the conversion of the 20,000 shares of the Series B Preferred Stock issued by Goodrich Petroleum Corporation.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

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


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Michael D. Fulton & Katheryn E. Cole

Date: February 11, 2000                 By: /s/  Michael D. Fulton
     -------------------------             -------------------------------------
                                           Michael D. Fulton


                                            /s/  Katheryn E. Cole
                                           -------------------------------------
                                           Katheryn E. Cole

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